



06039805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-5097

JOHNSON CONTROLS FEDERAL SYSTEMS, INC. RETIREMENT SAVINGS PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

PROCESSED

JUN 2 3 2006

**THOMSON
FINANCIAL**

(Name and Address of Principal Executive
Offices of Employer-Issuer)



JOHNSON CONTROLS FEDERAL SYSTEMS, INC. RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENT AND SUPPLEMENTAL
SCHEDULE
YEAR ENDED DECEMBER 31, 2005

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENT AND SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2005

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



COLEMAN & WILLIAMS, LTD.
A Professional Services Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Federal Systems, Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Johnson Controls Federal Systems, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Federal Systems, Inc. Retirement Savings Plan as of December 31, 2005, and the changes in net assets for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 15, 2006

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005
ASSETS	
Investments	
Investment in Master Trust	$ 9,937,030
Participant loans	20,270
	9,957,300
Receivables	
Employer contributions	233,259
Participant contributions	31,481
	264,740
Net assets available for benefits	$ 10,222,040

See notes to financial statements.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2005
ADDITIONS	
Additions to net assets attributed to:	
Investment income	
Net appreciation in fair value of investments	$ 435,719
Other investment income	356,988
	792,707
Contributions	
Participants	1,253,554
Employer	521,366
	1,774,920
Total additions	2,567,627
DEDUCTIONS	
Deductions from net assets attributed to:	
Distributions and withdrawals	606,026
Administrative expenses	730
Total deductions	606,756
Transfers to the Plan, net	8,261,169
Net increase	10,222,040
Net assets available for benefits, beginning of year	-
Net assets available for benefits, end of year	$ 10,222,040

See notes to financial statements.

3

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls Federal Systems, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document, provided to all participants, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective January 1, 2005 for participation by eligible employees of Johnson Controls Federal Systems, Inc. (the "Company" or "employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions, as defined by the Plan, of which the first six percent (6%) is eligible for the employer's matching contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more that once each calendar quarter in order to maximize the rate of return for that fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is fully vested after five years of credited service. If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

Plan assets of $3,204,693 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2005.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by plan provisions with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investments in the Johnson Controls Common Stock Fund, U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The investments in the Johnson Controls Common Stock Fund and the U.S. Equity Index Commingled Pool are stated at an estimated fair value accounted for on a unit value method computed daily based on the share price and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

At December 31, 2005, the Plan held 15,901 units of the Johnson Controls Common Stock Fund at a unit value of $152.38, and as of the same date 14,658 units of the U.S. Equity Index Commingled Pool at a unit value of $39.24.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation is recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2005 and 2004 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2005 for the Master Trust are presented in Note 9.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at December 31, 2005.

Forfeitures of $12,166, related to the Plan, were in the Master Trust at December 31, 2005.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2005:

Investments at fair value as determined by quoted market price:		
Fidelity Growth & Income Portfolio, 19,793 shares	$	680,883
Fidelity Low-Priced Stock Fund, 14,543 shares		593,956
Fidelity Freedom 2020 Fund, 40,718 shares		598,971
Fidelity Retirement Government Money Market, 515,016 shares		515,016
Investments at estimated fair value:		
Johnson Controls Common Stock Fund, 15,901 units		2,423,046
Fidelity U.S. Equity Index Commingled Pool, 14,658 units		575,177
Investments at contract value:		
Fidelity Fixed Income Fund, 1,831,042 units		1,831,042

NOTE 3 – INVESTMENTS (continued)

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value as determined by quoted market price:		
Mutual Funds	$	73,436
Investments at estimated fair value:		
Common Stock Fund		333,403
Commingled Fund		28,880
		362,283
Net increase in fair value	$	435,719

NOTE 4 - TAX STATUS

A request has been made by the Company to the Internal Revenue Service for a determination letter that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7– RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 8– TRANSFER OF ASSETS

As stated in Note 1, the Plan was adopted effective January 1, 2005 for participation by eligible employees of Johnson Controls Federal Systems, Inc. Certain participant balances totaling $8,439,914 were transferred on December 31, 2004, but effective January 1, 2005, from the Johnson Controls World Services Inc. Retirement Savings Plan (Plan #004, EIN #59-1575859) to the Plan. Johnson Controls World Services Inc. Retirement Savings Plan was sold to IAP World Services, effective March 2005.

NOTE 9 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2005 and 2004 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2005 for the Master Trust are presented on pages 10 and 11:

JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST
STATEMENTS OF FINANCIAL POSITION

	December 31,	
Assets	2005	2004
Investments at fair value as determined by quoted market price:		
Mutual Funds	$ 811,463,260	$ 721,096,654
Investments at estimated fair value:		
Common Stock Fund	971,305,041	946,729,984
Commingled Pool	239,206,060	202,982,080
	1,210,511,101	1,149,712,064
Investments at contract value:		
Investment Contracts	292,337,073	262,088,610
Participant Loans	70,509,453	65,304,782
	362,846,526	327,393,392
Total Assets	$ 2,384,820,887	$ 2,198,202,110

JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST
STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2005
Additions	
Additions to net assets attributed to:	
Investment Income	
Mutual Funds	$ 10,052,655
Common Stock Fund	121,062,386
Commingled Pool	11,238,712
	142,353,753
Contributions	
Participants	130,265,345
Employer	34,472,418
	164,737,763
Interest and dividend income	71,519,062
Total additions	378,610,578
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	197,127,145
Administrative fees	510,654
Total deductions	197,637,799
Net increase prior to transfers from other plans	180,972,779
Transfers from other plans, net	5,645,998
Net increase	186,618,777
Net assets available for benefits:	
Beginning of the year	2,198,202,110
End of the year	$ 2,384,820,887

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 20-1279541
DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Fixed Income Fund	1,831,042 units	$ 1,831,042
Puritan Fund	24,751 shares	463,591
Growth & Income Portfolio	19,793 shares	680,883
Overseas Fund	9,398 shares	391,059
Asset Manager Fund	18,567 shares	297,998
Low-Priced Stock Fund	14,543 shares	593,956
Asset Manager Growth Fund	9,104 shares	137,289
Asset Manager Income Fund	9,987 shares	128,137
Retirement Government Money Market Portfolio	515,016 shares	515,016
Short-Intermediate Government Fund	16,178 shares	153,856
Freedom 2010	34 shares	481
Freedom 2015	3,646 shares	42,109
Freedom 2020	40,719 shares	598,971
Freedom 2025	150 shares	1,797
Freedom 2030	144 shares	2,170
Freedom 2035	345 shares	4,223
U.S. Equity Index Commingled Pool	14,658 units	575,177
AIM Small Cap Growth Fund	1,514 shares	42,502
Artisan Mid Cap Growth Fund	7,420 shares	229,424
Vanguard Primecap Fund	5,981 shares	390,608
JP Morgan Mid Cap Value Fund	17,251 shares	406,772
Wells Fargo Small Company Value	1,797 shares	26,923
*Johnson Controls Common Stock Fund	15,901 units	2,423,046
Investments		9,937,030
*Participant Loans (1)		20,270
Total investments		$ 9,957,300

(1) There were 9 outstanding loans to participants at December 31, 2005, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 5.00% and 6.75%.

* Indicates party-in-interest.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.

RETIREMENT SAVINGS PLAN

By:

R. Bruce McDonald
Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 15, 2006

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls Federal Systems, Inc. Retirement Savings Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 15, 2006, relating to the statement of net assets available for benefits of Johnson Controls Federal Systems, Inc. Retirement Savings Plan as of December 31, 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Johnson Controls Federal Systems, Inc. Retirement Savings Plan.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 15, 2006